CALL OPTION AGREEMENT

This CALL OPTION AGREEMENT (this “Agreement”) is made as of this 24th day of October, 2006 by and among Bradley Thomas, Mark Rupp, Timothy Faust, Lee Melchi, and MTG, LLC in their individual capacity, jointly and severally (“Contributors”), who constitute the owners of 100% of the issued and outstanding member interests (the “Units”) of My Health And Safety Supply Company, an Indiana limited liability company, and MH&SC, Inc., a Delaware corporation (the “Exchange Issuer,” and Exchange Issuer and Contributors together, the “Parties”).

W I T N E S S E T H :

A.    The Parties have agreed to the Plan of Exchange attached hereto as Exhibit A (the “Plan”).

B.    As further inducement for Exchange Issuer to enter into and as a condition of the Closing of this Agreement and the Plan, Contributors have agreed as a condition to the closing of the Plan to grant to Exchange Issuer the Call Option (as defined below).

NOW, THEREFORE, in consideration of the premises and the mutual promises set forth in this Agreement;

THE PARTIES AGREE AS FOLLOWS:

1.    Call Option.

a.    As a condition of closing of the Plan, Contributors hereby grant to Exchange Issuer an option (the “Call Option”) to require Contributors to sell to Exchange Issuer up to 1,000,000 shares of common capital stock of Exchange Issuer (the “Option Shares”) at a price per share equal to $.13 or an aggregate of $130,000, less any cash contributions of Exchange Issuer to LLC between the date of closing of this Agreement and the date of purchase under the Call Option. As a result of the Exchange Agreement, the LLC shall be a wholly-owned subsidiary of Exchange Issuer following closing of this Agreement and during the term of this Agreement.

b.    The Call Option may only be exercised commencing 18 months after the Closing of this Agreement (the “Exercise Period”).

2.    Exercise of the Option.

a.    The Call Option may be exercised by written notice given by Exchange Issuer to one or more of the Contributors exercising the Call Option (Contributors being required to retain good and valid title to the shares subject to the exercise, and to keep said shares are unencumbered, during the term of this Agreement up to the time of delivery of the shares under the Option or termination of this Agreement).

b.    Exchange Issuer may exercise the Call Option on a serial basis, until such time as (i) the Call Option has been exercised with regard to all 1,000,000 shares of common capital stock of the Exchange Issuer subject to the Call Option or (ii) the Call Option has terminated pursuant to the terms of Section 2(d) below.

c.    Exchange Issuer shall make payment for all Option Shares with regard to which the Call Option is exercised within ten (10) days following Contributors’ deemed receipt of the written notice exercising the Call Option. Payment shall be made to the Contributor owning the shares subject to the exercise in cash by wire transfer of immediately available funds or certified check.

d.    If the Call Option is not exercised during the Exercise Period, then the Call Option will terminate, and be null, void and of no further effect immediately following the end of the Exercise Period.

3.    Contributors’ Representations and Warranties. Contributors hereby represent and warrant to Exchange Issuer that:

a.    Contributors have full legal right, power and authority, without the consent of any other person, to execute and deliver this Agreement and to carry out the transactions contemplated hereby.

b.    This Agreement has been duly executed and delivered by Contributors and is the lawful, valid and legally binding obligation of Contributors, enforceable in accordance with its terms.

c.    This Agreement does not violate any other agreement to which Contributors are a party or any agreement or law of which Contributors are aware.

4.    Notices. Any notice required or permitted by any provision of this Agreement shall be given in writing and shall be delivered personally or by courier, or by registered or certified mail, postage prepaid, addressed to the applicable address as set forth in the signature page hereto or such other address as the parties may designate in writing from time to time. Notices that are mailed shall be deemed received five (5) days after deposit in the United States mail. Notices sent by courier or overnight delivery shall be deemed received two (2) days after they have been so sent.

5.    Further Instruments and Actions. The Parties agree to execute such further instruments and to take such further action as may reasonably be necessary to carry out the intent of this Agreement.

6.    Entire Agreement. This Agreement contains the entire understanding of the parties hereto with respect to the subject matter hereof, supersedes all other agreements between or among any of the Parties with respect to the subject matter hereof.

7.    Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without reference to conflicts of law provisions.

8.    Jurisdiction. Each Party to this Agreement hereby irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement or any agreements or transactions contemplated hereby may be brought in the courts of the State of Delaware and hereby expressly submits to the personal jurisdiction and venue of such courts for the purposes thereof and expressly waives any claim of improper venue and any claim that such courts are an inconvenient forum. Each Party hereby irrevocably consents to the service of process of any of the aforementioned courts in any such suit, action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to the address specified in Section 5, such service to become effective 10 days after such mailing.

9.    Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of all Parties.

10.   Severability. In case any provision of the Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

11.   Attorney’s Fees. In the event that any dispute among the Parties to this Agreement should result in litigation, the prevailing Party in such dispute shall be entitled to recover from the losing Party all fees, costs and expenses of enforcing any right of such prevailing Party under or with respect to this Agreement, including without limitation, such reasonable fees and expenses of attorneys and accountants, which shall include, without limitation, all fees, costs and expenses of appeals.

12.   Headings. The headings of this Agreement are inserted for convenience and identification only, and are in no way intended to describe, interpret, define or limit the scope, extent or intent hereof.

13.    Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the respective Parties hereto, their successors and permitted assigns, heirs, and personal representatives.

14.    Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

EXCHANGE ISSUER: MH&SC, Inc. By: /s/ Cory Heitz Cory Heitz, Chief Executive Officer

CONTRIBUTORS: /s/ Bradley Thomas Bradley Thomas /s/ Mark Rupp Mark Rupp /s/ Timothy Faust Timothy Faust /s/ Lee Melchi Lee Melchi /s/ Gary Nead MTG, LLC